As filed with the Securities and Exchange Commission on November 8, 2016

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Frank’s International N.V.

(Exact Name of Registrant as Specified in Its Charter)

The Netherlands	98-1107145
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

Mastenmakersweg 1

1786 PB Den Helder, The Netherlands

+31 (0)22 367 0000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Jeffrey J. Bird

Executive Vice President and Chief Financial Officer

Mastenmakersweg 1

1786 PB Den Helder, The Netherlands

+31 (0)22 367 0000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With a copy to:

Jonathan B. Newton

Baker & McKenzie LLP

700 Louisiana Street, Suite 3000

Houston, Texas 77002

Tel: (713) 427-5000

Approximate Date of Commencement of Proposed Sale to the Public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Primary Offering
Common stock, par value €0.01 per share	8,949,410	$10.69(2)	$95,669,192.90	$11,088.06
Secondary Offering
Common stock, par value €0.01 per share, beneficially owned by certain selling shareholders	12,804,233	$10.69(2)	$136,877,250.77	$15,864.08
Total	21,753,643	N/A	$232,546,443.67	$26,952.14

(1)	Pursuant to Rule 416 of the Securities Act of 1933, as amended (the “Securities Act”), there are also being registered hereunder such shares of common stock of Frank’s International N.V., par value €0.01 per share (the “Common Stock”), as may be issuable upon any future stock dividends, stock distributions, stock splits, similar capital readjustments or other anti-dilution adjustments.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act, based upon the average of the high and low sale prices of the Common Stock on November 7, 2016, as reported on the New York Stock Exchange.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where their offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 8, 2016

PROSPECTUS

Frank’s International N.V.

8,949,410 Shares of Common Stock

and

12,804,233 Shares of Common Stock Offered

by the Selling Shareholders

On November 1, 2016, we consummated the acquisition (the “Acquisition”) of Blackhawk Group Holdings, Inc. (“Blackhawk”), the ultimate parent company of Blackhawk Specialty Tools, LLC, from investment funds affiliated with Bain Capital Investors, LLC (the “Bain Capital Investors”) and certain other stockholders of Blackhawk. See “About Us—Blackhawk Acquisition” in this prospectus. This prospectus relates to the offer and sale, from time to time, by the selling shareholders of up to a total of 12,804,233 shares of our common stock, par value €0.01 per share (the “Common Stock”), that were issued to the selling shareholders as a portion of the consideration paid for the Acquisition. We will not receive any proceeds from the sale of our common stock by the selling shareholders. See “Use of Proceeds.”

Pursuant to the registration rights agreement (the “Registration Rights Agreement”) entered into with the selling shareholders in connection with the Acquisition, we have agreed in certain circumstances to repurchase shares of Common Stock issued to the Bain Capital Investors, which repurchases may, at our discretion, be funded with the proceeds from one or more offerings of Common Stock. Accordingly, we may also offer and sell, from time to time, up to an additional 8,949,410 shares of our Common Stock pursuant to this prospectus in order to fulfill these obligations. To the extent such shares of Common Stock are not offered and sold in connection with a repurchase of Common Stock from the Bain Capital Investors, and subject to certain limitations set forth in the Registration Rights Agreement, we may otherwise offer and sell, from time to time, such shares in one or more offerings for any other purpose.

This prospectus describes the general terms of these securities and the general manner in which we or the selling shareholders will offer these securities. Each time we or the selling shareholders sell securities pursuant to this prospectus, we will, if required, provide a supplement to this prospectus that contains specific information about the offering and the specific terms of the securities offered. The prospectus supplement will also describe the specific manner in which we or the selling shareholders will offer the securities. Any prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any accompanying prospectus supplement carefully before you make your investment decision.

Our Common Stock is listed on the New York Stock Exchange under the trading symbol “FI.”

Investing in our securities involves a high degree of risk. See “Risk Factors” on page 5 for information about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or the accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated                 , 2016.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, we or the selling shareholders may offer and sell, from time to time, the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities that we or the selling shareholders may offer. Each time we or the selling shareholders offer securities, we will, if required, provide one or more prospectus supplements that will contain specific information about the terms of that offering. A prospectus supplement may also add, update or change information contained in this prospectus.

You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information” below. You should rely only on the information included or incorporated by reference in this prospectus and the applicable prospectus supplement. Neither we nor the selling shareholders have authorized anyone else to provide you with different information. This prospectus is not making an offer to sell in any jurisdiction in which the offer or sale is not permitted. You should not assume that the information in the prospectus, any prospectus supplement or any other document incorporated by reference in this prospectus is accurate as of any date other than the dates of those documents.

In this prospectus or any prospectus supplement, unless the context requires otherwise or unless otherwise noted, the terms “we,” “us,” “our,” “Frank’s International” and the “Company” refer to Frank’s International N.V. (“FINV”) and its consolidated subsidiaries, including Frank’s International C.V. (“FICV”), a limited partnership that was formed to act as a holding company of various U.S. and foreign operating companies engaged in our business, and its wholly owned subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC (Commission File No. 001-36053). Our SEC filings are available to the public over the internet at the SEC’s website at www.sec.gov and at our website at www.franksinternational.com. You may also read and copy at prescribed rates any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC’s website contains reports, proxy and information statements and other information regarding issuers, like Frank’s International, that file electronically with the SEC.

Our Common Stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “FI.” Our reports, proxy statements and other information may be read and copied at the NYSE at 11 Wall Street, 5th Floor, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information that we file with them, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents that we subsequently file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (other than, in each case, information furnished rather than filed), prior to the termination of the offerings under this prospectus:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, including information specifically incorporated by reference into such Annual Report on Form 10-K from our Proxy Statement for our 2016 annual meeting of shareholders filed on March 30, 2016;

•	our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2016, June 30, 2016 and September 30, 2016, filed with the SEC on April 29, 2016, July 28, 2016 and November 3, 2016.

•	our Current Reports on Form 8-K, filed with the SEC on January 5, 2016, May 25, 2016, June 13, 2016, August 2, 2016, August 25, 2016 and October 7, 2016 (two reports); and

•	the description of our Common Stock set forth in the registration statement on Form 8-A filed with the SEC on August 8, 2013 and any subsequent amendment thereto.

We specifically incorporate by reference any documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial filing of the registration statement of which this prospectus forms a part and prior to the effectiveness of such registration statement.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing), at no cost, by writing to us at the following address or calling the following number:

Frank’s International N.V.

Attention: Investor Relations

10260 Westheimer Rd., Suite 700

Houston, Texas 77042

(281) 966-7300

Other than the documents expressly incorporated herein by reference, information on our website is not incorporated by reference into this prospectus and does not constitute part of this prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Forward-looking statements include those that express a belief, expectation or intention, as well as those that are not statements of historical fact. Forward-looking statements include information regarding our future plans and goals and our current expectations with respect to, among other things:

•	our business strategy and prospects for growth;

•	our cash flows and liquidity;

•	our financial strategy, budget, projections and operating results;

•	the amount, nature and timing of capital expenditures;

•	the availability and terms of capital;

•	competition and government regulations; and

•	general economic conditions.

Our forward-looking statements are generally accompanied by words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “plan,” “goal” or other terms that convey the uncertainty of future events or outcomes, although not all forward-looking statements contain such identifying words. The forward-looking statements in this prospectus speak only as of the date of this prospectus; we disclaim any obligation to update these statements unless required by law, and we caution you not to rely on them unduly. Forward-looking statements are not assurances of future performance and involve risks and uncertainties. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties include, but are not limited to, the following:

•	the level of activity in the oil and gas industry;

•	further or sustained declines in oil and gas prices;

•	unique risks associated with our offshore operations;

•	political, economic and regulatory uncertainties in our international operations;

•	our ability to develop new technologies and products;

•	our ability to protect our intellectual property rights;

•	our ability to employ and retain skilled and qualified workers;

•	the level of competition in our industry;

•	operational safety laws and regulations;

•	laws and regulations related to the conduct of business in foreign countries, including with respect to sanctioned countries and compliance with the U.S. Foreign Corrupt Practices Act;

•	our ability to identify, complete and integrate acquisitions, including the Acquisition, while limiting or otherwise managing associated costs or liabilities; and

•	weather conditions and natural disasters.

These and other important factors that could affect our operating results and performance are described in (1) Part I, Item 1A “Risk Factors” and in Part II, Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the fiscal year ended

December 31, 2015, (2) Part II, Item IA “Risk Factors” and Part I, Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our subsequently filed Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2016, June 30, 2016 and September 30, 2016, (3) our other reports and filings we make with the SEC from time to time and (4) other announcements we make from time to time. Should one or more of the risks or uncertainties described in the documents above or in this prospectus or in the documents we incorporate by reference herein occur, or should underlying assumptions prove incorrect, our actual results, performance, achievements or plans could differ materially from those expressed or implied in any forward-looking statements. All such forward-looking statements in the prospectus are expressly qualified in their entirety by the cautionary statements in this section.

ABOUT US

Overview

We are a global provider of highly engineered tubular services to the oil and gas industry and have been in business for over 75 years. We provide our services to leading exploration and production companies in both offshore and onshore environments, with a focus on complex and technically demanding wells.

We conduct our business through three operating segments:

•	International Services. We currently provide our services in approximately 60 countries on six continents. Our customers in these international markets are primarily large exploration and production companies, including integrated oil and gas companies and national oil and gas companies.

•	U.S. Services. We service customers in the offshore areas of the U.S. Gulf of Mexico. In addition, we have a presence in almost all of the active onshore oil and gas drilling regions in the U.S., including the Permian Basin, Bakken Shale, Barnett Shale, Eagle Ford Shale, Haynesville Shale, Marcellus Shale and Utica Shale.

•	Tubular Sales. We design and distribute large outside diameter (“OD”) pipe, connectors and casing attachments and sell large OD pipe originally manufactured by various pipe mills. We also provide specialized fabrication and welding services in support of offshore projects, including drilling and production risers, flowlines and pipeline end terminations, as well as long-length tubulars (up to 300 feet in length) for use as caissons or pilings. This segment also designs and manufactures proprietary equipment for use in our International Services and U.S. Services segments.

Blackhawk Acquisition

On October 6, 2016, we entered into a merger agreement (“Merger Agreement”) to acquire Blackhawk, the ultimate parent of Blackhawk Specialty Tools LLC. The Bain Capital Investors owned approximately 70% of the capital stock of Blackhawk. Pursuant to the Merger Agreement, by and among the Company, FI Tools Holdings, LLC, a newly-formed subsidiary of the Company (“Merger Sub”), Blackhawk and Bain Capital Private Equity, LP, solely in its capacity as stakeholder representative, Merger Sub merged with and into Blackhawk, with Blackhawk surviving the merger as a wholly-owned subsidiary of the Company. The merger consideration comprised a combination of approximately $150.4 million of cash on hand and approximately 12.8 million shares of Common Stock, on a cash-free, debt-free basis (with approximately $79.5 million of Blackhawk debt being repaid at closing with proceeds from the transaction). The Acquisition was consummated on November 1, 2016. Pursuant to the Merger Agreement, as of the date of this prospectus, approximately 2.5 million shares of Common Stock are held in escrow to satisfy indemnification obligations under the Merger Agreement and approximately 250,000 shares of Common Stock are held in escrow to satisfy post-closing working capital adjustments.

In connection with the consummation of the Acquisition, we entered into the Registration Rights Agreement with the selling shareholders pursuant to which we agreed, among other things, to file this registration statement and prospectus to register the resale of the shares of Common Stock issued to the selling shareholders. In addition, the Bain Capital Investors have been granted certain demand registration rights with respect to underwritten offerings of Common Stock they may undertake. In connection with the grant of these demand rights, we are seeking waivers from certain of our existing shareholders who were previously granted piggyback registration rights pursuant to that certain registration rights agreement dated August 14, 2013. If we do not obtain waivers from the requisite percentage of such shareholders for the waivers to bind all such shareholders, and the non-waiving holders of the pre-existing piggyback registration rights exercise those rights in respect of any underwritten offering by the Bain Capital Investors made pursuant to the Registration Rights Agreement, we have agreed to either (i) repurchase a number of shares of Common Stock from the Bain Capital Investors equal to $50.0 million, less any shares actually sold by the Bain Capital Investors in such underwritten offering (such repurchase may be funded through a primary issuance of shares of Common Stock or cash on hand, at our discretion) or (ii) purchase a number of shares of Common Stock from the pre-existing holders of the piggyback registration rights such that the Bain Capital Investors would no longer be required to reduce the number of shares they propose to include in such underwritten offering below $50.0 million. All expenses incident to such registrations will be borne by us.

Our principal executive offices are located at Mastenmakersweg 1, 1786 PB Den Helder, The Netherlands, and our telephone number is +31 (0)22 367 0000. Our primary U.S. offices are located at 10260 Westheimer Rd., Houston, Texas 77042, and our telephone number at that address is (281) 966-7300. We maintain a website at www.franksinternational.com. Other than the documents expressly incorporated herein by reference, information on our website is not incorporated by reference into this prospectus and does not constitute part of this prospectus.

RISK FACTORS

You should carefully consider the risk factors contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, before investing in our securities. You should also consider similar information contained in any Annual Report on Form 10-K, Quarterly Report on Form 10-Q or other document filed by us with the SEC after the date of this prospectus, and any prospectus supplement, before deciding to invest in our securities.

USE OF PROCEEDS

We will not receive any proceeds from any sale of securities by the selling shareholders.

We may, at our election, use the net proceeds we receive from the sale of the securities offered by this prospectus and any accompanying prospectus supplement to fund the repurchase of shares of Common Stock issued to the Bain Capital Investors. To the extent we offer and sell securities pursuant to this prospectus and any accompanying prospectus supplement for any other purpose, we expect, unless otherwise specified in the applicable prospectus supplement, to use the net proceeds we receive from the sale of the securities offered by this prospectus and any accompanying prospectus supplement for general corporate purposes, which may include, among other things:

•	the repayment of outstanding indebtedness;

•	working capital;

•	capital expenditures; and

•	acquisitions of complementary businesses or other assets.

The precise amount and timing of the application of such proceeds will depend upon our funding requirements and the availability and cost of other capital.

PRICE RANGE OF COMMON STOCK

Our Common Stock is listed on the NYSE under the symbol “FI.” The following table shows the quarterly high and low sale prices as reported on the NYSE composite tape for the past two years and for 2016 to date.

	High	Low
2014
First Quarter	$26.99	$20.76
Second Quarter	$27.60	$22.64
Third Quarter	$24.81	$18.41
Fourth Quarter	$21.00	$14.87
2015
First Quarter	$18.95	$14.53
Second Quarter	$21.50	$18.25
Third Quarter	$18.90	$13.66
Fourth Quarter	$18.14	$14.80
2016
First Quarter	$16.60	$12.48
Second Quarter	$16.93	$14.44
Third Quarter	$15.29	$11.49
Fourth Quarter (through November 7, 2016)	$13.53	$10.59

On November 7, 2016, the closing price of our Common Stock on the NYSE was $10.73 per share. As of November 7, 2016, we had approximately 44 holders of record of our Common Stock. This number excludes owners for whom Common Stock may be held in “street” name.

DESCRIPTION OF CAPITAL STOCK

The material provisions of our articles of association and particular provisions of Dutch law relevant to our statutory existence and the Dutch Corporate Governance Code are summarized below. This summary does not restate our articles of association or relevant Dutch law in their entirety. While we believe that this summary contains all of the information about the articles of association material to your decision to acquire shares of Common Stock, it does not include all of the provisions that you may feel are important. The articles of association, and not this summary, define rights as a holder of shares of our Common Stock.

Authorized Capital

As of the date of this prospectus, our authorized capital stock consists of 798,096,000 shares of Common Stock, par value €0.01 per share, of which 223,149,372 shares were issued and 222,392,563 were outstanding. Prior to August 26, 2016, our authorized capital stock included 52,976,000 shares of Series A convertible preferred stock, par value €0.01 per share (the “Series A Preferred Stock”), all of which were issued and outstanding and held by Mosing Holdings Inc. On August 26, 2016, every share of the Series A Preferred Stock was converted into shares of our Common Stock. In accordance with our articles of association, following the conversion of the Series A Preferred Stock, our authorized capital stock no longer includes shares of Series A Preferred Stock.

Under Dutch law, our authorized capital stock is the maximum capital that we may issue without amending our articles of association. An amendment of our articles of association would require a resolution from the general meeting of shareholders.

Our articles of association are registered at the Dutch Trade Register, and an English translation has been filed with the SEC and is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. Our file number with the Dutch Trade Register is 34241787.

Issuance of Capital Stock

Under Dutch law, we may only issue capital stock pursuant to a resolution of the general meeting of shareholders, unless another corporate body has been designated to do so by a resolution of the general meeting of shareholders or by our articles of association.

Our management board is designated by the articles of association for a period of five years from August 13, 2013, to issue shares and grant rights to subscribe for shares up to the amount of unissued shares in our authorized capital stock, subject to the approval of our supervisory board. The designation may be extended from time to time, with periods not exceeding five years, by a resolution of the general meeting of shareholders adopted with a simple majority. If authority is not delegated to another corporate body, the general meeting of shareholders may only decide to issue shares and grant rights to subscribe for shares at the proposal of the management board, which proposal must be approved by the supervisory board.

Pre-Emptive Rights

Under Dutch law, in the event of an issuance of shares of Common Stock, each holder of Common Stock will have a pro rata pre-emptive right based on the number of shares of Common Stock held by such shareholder. Pre-emptive rights do not apply with respect to the issuance of preferred stock, or to shares of Common Stock issued against contributions other than in cash or shares of Common Stock issued to our employees or the employees of one of our group companies. Our management board is authorized by the articles of association for a period of five years from August 13, 2013 to limit or exclude any pre-emptive rights to which shareholders may be entitled in connection with the issuance of shares, subject to the approval of our supervisory board. The above authority to limit or exclude pre-emptive rights can only be exercised if at that time the authority to issue shares is in full force and effect. The authority to limit or exclude pre-emptive rights may be extended from time to time, with periods not exceeding five years, by a resolution of the general meeting of shareholders adopted with a simple majority. If authority is not delegated to another corporate body, the general meeting of shareholders may only decide to limit or exclude pre-emptive rights at the proposal of the management board, which proposal shall be approved by our supervisory board.

Repurchase of Shares of Capital Stock

Under Dutch law, a public company with limited liability (Naamloze Vennootschap) may acquire its own shares, subject to certain provisions of Dutch law and the articles of association. We may acquire our own shares either without paying any consideration, or in the event any consideration must be paid only if (i) our shareholders’ equity less the acquisition price is not less than the sum of paid-up and called-up capital and any reserve required to be maintained by law or our articles of association, (ii) we and our subsidiaries would not thereafter hold shares as a pledgee with an aggregate par value exceeding 50% of our issued capital stock and (iii) the general meeting of shareholders has authorized the management board to effect such acquisitions. At the 2015 general meeting of shareholders, our shareholders authorized our management board to repurchase up to one half of our issued shares, at the stock exchange or in a private purchase transaction, at a price range between $0.01 and 120% of the market price on the NYSE, during a period of 18 months starting from the date of the 2015 general meeting of shareholders. At the 2016 general meeting of shareholders, our shareholders authorized the Company’s management board to repurchase shares up to the maximum number allowed by law, for any legal purpose, at the stock exchange or in a private purchase transaction, at a price between $0.01 and 120% of the market price on the NYSE, and during a period of 18 months starting from the date of the 2016 general meeting of shareholders.

Capital Reduction

Subject to Dutch law and our articles of association, pursuant to a proposal of the management board, which proposal shall be approved by our supervisory board, the general meeting of shareholders may resolve to reduce the outstanding capital stock by cancellation of shares or by reducing the nominal value of the shares by means of an amendment to our articles of association. Dutch law requires that this resolution be adopted by an absolute majority of votes cast, or by a two-thirds majority of the votes cast, if less than half of the issued capital stock is present or represented at the meeting.

Dividends

We intend to pay a regular quarterly dividend on our Common Stock. However, our future dividend policy is within the discretion of our management board, with the approval of our supervisory board, and will depend upon various factors, including our results of operations, financial condition, capital requirements and investment opportunities. No dividends on our Common Stock will accrue in arrears. We will only be able to pay dividends from our available cash on hand and funds received from FICV. FICV’s ability to make distributions to us will depend on many factors, including the performance of our business in the future.

Subject to certain exceptions, Dutch law provides that dividends may only be paid out of profits as shown in our annual financial statements as adopted by the general meeting of shareholders. Moreover, dividends may be distributed only to the extent the shareholders’ equity exceeds the sum of the amount of paid-up capital and any reserves that must be maintained under the law or our articles of association. Interim dividends may be declared as provided in the articles of association and may be distributed to the extent that the shareholders’ equity exceeds the amount of the paid-up capital plus any reserves that must be maintained under the law or the articles of association as apparent from a statement of assets and liabilities prepared on the basis of generally accepted accounting principles. Interim dividends should be regarded as advances on the final dividend that a company intends to declare with respect to the ongoing financial year or—if the annual accounts have not yet been adopted—the previous financial year.

Should it be determined that any distribution made was not permitted, the shareholders or any other person entitled to profits must repay the dividends declared to the extent such shareholder or person was or ought to have been aware that the distribution was not permitted.

Pursuant to our articles of association, the management board, subject to the approval of our supervisory board, decides what portion of our profit is to be held as reserves. Holders of our Common Stock are not entitled to any dividends unless declared by our management board.

General Meeting of Shareholders

Procedures and Admissions

Pursuant to our articles of association, general meetings of shareholders are held in Amsterdam, The Netherlands in the municipality in which the company has its statutory seat, or the Municipality of Haarlemmermeer (Schiphol). A general meeting of shareholders will be held at least once a year within the period required by Dutch law, which is currently no later than six months after the end of our financial year.

Extraordinary general meetings of shareholders will be held as frequently as needed; however, they must be convened by the management board and/or the supervisory board. Our management board and/or the supervisory board must give public notice of a general meeting of shareholders or an extraordinary meeting of shareholders, by at least such number of days prior to the day of the meeting as required by Dutch law, which is currently fifteen days.

The agenda for a meeting of shareholders must contain such items as the management board, supervisory board or the person or persons convening the meeting determine. The agenda shall also include any matter, the consideration of which has been requested by one or more shareholders, representing alone or jointly with others at least such percentage of the issued capital stock as determined by Dutch law, which is currently set at three percent. The request to consider such matter should have been received by us no later than on the 60th day prior to the day of the meeting accompanied by a statement containing the reasons for the request.

The agenda for the annual general meeting of shareholders shall contain, among other items, items placed on the agenda in accordance with Dutch law and our articles of association, the consideration of the annual report, the discussion and adoption of our annual accounts, our policy regarding dividends and reserves and the proposal to pay a dividend (if applicable), proposals relating to the composition of the management board and supervisory board, including the filling of any vacancies on those boards, the proposals placed on the agenda by those boards, including but not limited to a proposal to grant discharge to the members of the management board for their management and the supervisory board for their supervision during the financial year, together with the items proposed by shareholders in accordance with provisions of Dutch law and our articles of association.

Shareholders are entitled to attend our general meeting of shareholders, to address the general meeting of shareholders and to vote, either in person or represented by a person holding a written proxy. The requirement that a proxy must be in written form is also fulfilled when it is recorded electronically.

The holder of a right of usufruct or a pledge with voting rights is entitled to request an item to be placed on the agenda of the general meeting of shareholders, to attend the general meeting of shareholders, to address the general meeting of shareholders and to vote.

Under Dutch law, shareholders’ resolutions may be adopted in writing without holding a meeting of shareholders, provided that (i) the articles of association explicitly allow such practice and (ii) all shareholders entitled to vote are in favor of the resolution to be adopted. Our articles of association, however, will not provide for shareholder action by written consent as it is not practicable for a listed company.

Members of the management board and supervisory board are authorized to attend general meetings of shareholders. They have an advisory vote. The general meeting of shareholders is presided over by the chairman. In the absence of the chairman, one of the other supervisory directors presides over the meeting.

Voting Rights

Under Dutch law, each shareholder has the right to vote at the general meeting of shareholders. Pursuant to our articles of association, each share confers the right to cast one vote on all matters presented to the shareholders. Resolutions by the general meeting of shareholders must be adopted by an absolute majority of votes cast, unless another standard of votes and / or a quorum is required by virtue of Dutch law or our articles of association. There is no required quorum under Dutch law for shareholder action at a properly convened shareholder meeting, except in specific instances prescribed by Dutch law or our articles of association.

Each shareholder has the right to participate in, address and exercise its right to vote at the general meeting of shareholders in person or by written proxy or by electronic means of communication, subject to certain conditions for the use of electronic means of voting set by or pursuant to the articles of association.

No votes may be cast at a general meeting of shareholders on the shares held by us or our subsidiaries. Nonetheless, the holders of a right of usufruct and the holders of a right of pledge in respect of the shares held by us or our subsidiaries in our capital stock are not excluded from the right to vote on such shares, if the right of usufruct or the right of pledge was granted prior to the time such shares were acquired by us or any of our subsidiaries. Neither we nor our subsidiaries may cast votes in respect of a share on which we or such subsidiary holds a right of usufruct or a right of pledge.

Under Dutch law, our management board is not required to set a record date for a general meeting to determine those shareholders that are entitled to vote at the general meeting. Our management board has selected to adopt a record date. Dutch law requires that the record date be on the 28th day prior to the date of the general meeting. Shareholders as of the record date shall be deemed entitled to attend and to vote at the general meeting. There is no specific provision in Dutch law relating to adjournment of the general meeting of shareholders.

Nomination Right

Pursuant to our amended and restated articles of association, our supervisory board consists of up to nine members. The Mosing Family (as defined in our amended and restated articles of association) has the right to recommend one director for nomination to the supervisory board for each 10% of our outstanding common stock they collectively beneficially own, up to a maximum of five directors. Our supervisory board will nominate the remaining directors.

Shareholder Vote on Certain Reorganizations

Under Dutch law, the approval of our general meeting of shareholders is required for any significant change in the identity of us or our business.

Appraisal Rights

Subject to certain exceptions, Dutch law does not recognize the concept of appraisal or dissenters’ rights.

Anti-Takeover Provisions

Under Dutch law, protective measures against takeovers are possible and permissible, within the boundaries set by Dutch law and Dutch case law.

The following resolutions and provisions of our articles of association may have the effect of making a takeover of our company more difficult or less attractive, including:

•	our management board, subject to the approval of our supervisory board, has been designated to issue shares and grant rights to subscribe for shares in the form of common or preferred stock, up to the amount of our authorized capital stock and to limit or exclude pre-emptive rights on shares, both for a period of five years from the August 13, 2013; and

•	shareholder action by written consent is not permitted, thereby requiring all shareholder actions to be taken at a general meeting of shareholders.

Following the conversion of our Series A Preferred Stock, the management board would only have the authority to issue, or grant rights to subscribe for, shares of our Common Stock. In the event of a hostile takeover bid, in general, our management board and supervisory board have the duty to act in the interest of our company and its shareholders.

Inspection of Books and Records

The management board provides all information required by Dutch law at the general meeting of shareholders and makes the information available to individual shareholders at the office of the company with copies available upon request. The part of our shareholders’ register kept in The Netherlands is available for inspection by the shareholders.

Amendment of the Articles of Association

The general meeting of shareholders is able to effect an amendment of the articles of association only upon a proposal of our management board, which proposal shall be approved by our supervisory board. A proposal to amend the articles of association whereby any change would be made in the rights which vest in the holders of shares in a specific class in their capacity as such, shall require the prior approval of the meeting of the holders of the shares of that specific class.

Dissolution, Merger or Demerger

The general meeting of shareholders will only be able to effect a dissolution of the company. The liquidation of the company shall be carried out by the managing directors under the supervision of the supervisory board, if and to the extent the general meeting of shareholders has not appointed one or more other liquidators.

Under Dutch law, a resolution for a legal merger (juridische fusie) or legal demerger (juridische splitsing) is adopted in the same manner as a resolution to amend the articles of association. The general meeting of shareholders may, in accordance with the relevant merger proposal by the management board, adopt a resolution for a legal merger or legal demerger by an absolute majority of the votes cast, unless less than half of the issued capital stock is present or represented at the meeting, in which case a two-thirds majority is required.

Shareholder Suits

If a third party is liable to a Dutch company, under Dutch law generally shareholders do not have the right to bring an action on behalf of the company or bring an action on their own behalf to recover damages sustained as a result of a decrease in value, or loss of an increase in value, of their stock. Only in the event that the cause for the liability of such third party to the company also constitutes a tortious act directly against such shareholder and the damages sustained are permanent may that shareholder have an individual right of action against such third party on its own behalf to recover such damages. The Dutch Civil Code provides for the possibility to initiate such actions collectively. A foundation or an association whose objective, as stated in its articles of association, is to protect the rights of a group of persons having similar interests may institute a collective action. The collective action cannot result in an order for payment of monetary damages but may result in a declaratory judgment (verklaring voor recht), for example, declaring that a party has acted wrongfully or has breached fiduciary duty. The foundation or association and the defendant are permitted to reach (often on the basis of such declaratory judgment) a settlement, which provides for monetary compensation of damages. A designated Dutch court may declare the settlement agreement binding upon all the injured parties whereby an individual injured party will have the choice to opt-out within the term set by the court (at least three months). Such individual injured party may also individually institute a civil claim for damages within the aforementioned term.

Squeeze-Out

Under Dutch law, a shareholder who holds at least 95% of our issued capital for its own account may institute proceedings against the other shareholders jointly for the transfer of their shares to the shareholder. The proceedings are held before the Enterprise Division (Ondernemingskamer) of the Court of Appeal in Amsterdam, which may award the claim for squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary, after appointment of one or three experts who will render an opinion to the Enterprise Chamber on the value of the shares. The court shall disallow the proceedings against all other defendants if (i) notwithstanding compensation, a defendant would sustain serious tangible loss by the transfer; (ii) the defendant is the holder of a share in which a special right of control of the company is vested under the articles of association; or (iii) a claimant has, as against a defendant, renounced his power to institute such proceedings. Once the order for transfer has become final, the acquirer must give written notice of the price and the date on which and the place where the price is payable to the minority shareholders whose addresses are known to the acquirer. Unless all addresses are known to the acquirer, it must also publish the same in a daily newspaper with nationwide distribution.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is American Stock Transfer & Trust Company, LLC.

Listing

Our Common Stock trades on the NYSE under the symbol “FI.”

SELLING SHAREHOLDERS

In connection with the Acquisition, we entered into the Registration Rights Agreement with the selling shareholders whereby we agreed, among other things, to file this registration statement and prospectus relating to the offer and sale, from time to time, by the selling shareholders of shares of our Common Stock that were issued to the selling shareholders as a portion of the consideration paid for the Acquisition. The following table sets forth information as of November 8, 2016, unless otherwise indicated below, with respect to the selling shareholders for which the securities are being registered for sale. Except with respect to the Acquisition described in this prospectus, the selling shareholders have not had any material relationship with us within the past three years. See “About Us—Blackhawk Acquisition” in this prospectus.

The table below assumes (i) the sale of all of the shares of Common Stock registered for sale by the selling shareholders pursuant to this prospectus and (ii) that the selling shareholders do not acquire shares of Common Stock after the date of this prospectus and prior to completion of this offering. However, no estimate can be made of the aggregate number of shares of Common Stock that will actually be offered hereby, or the aggregate number of shares of Common Stock that will be owned by each selling shareholder upon completion of the offering to which this prospectus relates.

			Common Stock Beneficially Owned After the Offering
Shareholder for Which Shares of Common Stock are Being Registered for Resale	Shares of Common Stock Beneficially Owned Prior to this Offering(3)	Shares Registered for Resale	Number of Shares of Common Stock	Percentage
Bain Capital Fund X, L.P. and related entities(1)	8,949,410	8,949,410	—	—
BBTB Ventures, LP (Billy Brown)	2,266,996	2,266,996	—	—
Other selling shareholders (54 persons)(2)	1,587,977	1,587,827	150	*

*	Less than 1%.
(1)	The shares included in the table consist of: (i) 8,348,165 shares of Common Stock held by Bain Capital Fund X, L.P. (“Fund X”); (ii) 480,378 shares of Common Stock held by BCIP Associates IV (US), L.P. (“BCIP IV”); (iii) 108,488 shares of Common Stock held by BCIP T Associates IV (US), L.P. (“BCIP T IV”); (iv) 8,353 shares of Common Stock held by BCIP Associates IV-B (US), L.P. (“BCIP IV-B”); and (v) 4,026 shares of Common Stock held by BCIP T Associates IV-B (US), L.P. (“BCIP T IV-B” and, together with Fund X, BCIP IV, BCIP T IV and BCIP IV-B, the “Bain Capital Entities”). The governance, investment strategy and decision-making process with respect to investments held by the Bain Capital Entities is directed by the Global Private Equity Board of Bain Capital Investors, LLC (“BCI”). As a result of these relationships, BCI may be deemed to share beneficial ownership of the shares held by each of the Bain Capital Entities. Each of the Bain Capital Entities has an address c/o Bain Capital Private Equity, LP, 200 Clarendon Street, Boston, Massachusetts 02116.
(2)	All of such persons beneficially own, in the aggregate, less than 1% of our Common Stock outstanding prior to this offering.
(3)	Certain of the shares of Common Stock issued to the selling shareholders in connection with the consummation of the Acquisition are held in escrow to satisfy indemnification obligations and post-closing working capital adjustments. See “About Us—Blackhawk Acquisition” in this prospectus.

MATERIAL NETHERLANDS INCOME AND ESTATE TAX CONSIDERATIONS

The information given below is neither intended as tax advice nor purports to describe all of the tax considerations that may be relevant to a prospective holder of Common Stock. Prospective holders of Common Stock are advised to consult their tax counsel with respect to the tax consequences of acquiring, holding and/or disposing of Common Stock.

Introduction

This discussion solely addresses the material Dutch tax consequences of the acquisition, ownership and disposal of Common Stock. It does not consider every aspect of taxation that may be relevant to a particular holder of Common Stock under special circumstances or who is subject to special treatment under applicable law. Where in this discussion English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law.

This discussion does not address the tax consequences of a holder of Common Stock who is an individual, either resident or non-resident in The Netherlands, and who has a substantial interest (in Dutch: “aanmerkelijk belang”) in us within the meaning of the Dutch Income Tax Act 2001 (in Dutch: “Wet inkomstenbelasting 2001”). Generally, if a person holds an interest in us, such interest forms part of a substantial interest, or a deemed substantial interest, in us if any of the following circumstances are present:

1.	If such a person, either alone or, in the case of an individual, together with his or her partner (in Dutch: “partner”) within the meaning of article 5a of the Dutch General Tax Act (in Dutch: “Algemene wet inzake rijksbelastingen”) in combination with article 1.2 of the Dutch Income Tax Act 2001, if any, or pursuant to article 2.14a of the Dutch Income Tax Act 2001 owns or is deemed to own, directly or indirectly, either a number of shares in us representing five percent or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares), or rights to acquire, directly or indirectly, shares, whether or not already issued, representing five percent or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares), or profit participating certificates (in Dutch: “winstbewijzen”), relating to five percent and/or more of our annual profit or to five percent or more of our liquidation proceeds.

2.	If such a person holds or is deemed to hold shares, profit participating certificates or rights to acquire shares in us as a deemed substantial interest following the application of a non-recognition provision.

3.	If the partner of the holder of Common Stock or any of the relatives by blood or by marriage in the direct line (including foster-children) or of those of the partner of the holder of Common Stock has a substantial interest (as described under 1 and 2 above) in us.

For purposes of Dutch personal income tax and corporate income tax, Common Stock legally owned by a third party, such as a trustee, foundation or similar entity or arrangement, may under certain circumstances have to be allocated to the (deemed) settler, grantor or similar organizer (“Settlor”) or, upon the death of the Settlor and in certain other circumstances, his or her beneficiaries in proportion to their entitlement to the estate of the Settlor of such trust or similar arrangement.

This discussion does not address the tax consequences of holders of Common Stock receiving income or realizing capital gains in their capacity as future, present or past employee (in Dutch: “werknemer”) or member of a management board (in Dutch: “bestuurder”), or supervisory director (in Dutch: “commissaris”).

This discussion does not address the tax consequences of holders of Common Stock who are qualifying non-resident taxpayers within the meaning of article 7.8, paragraph 6, of the Dutch Income Tax Act 2001.

This discussion is based on the tax laws and principles (unpublished case law not included) in The Netherlands as in effect on the date of this Prospectus, which are subject to changes that could prospectively or retrospectively affect the stated tax consequences. Where in this discussion the terms “The Netherlands” and “Dutch” are used, these refer solely to the European part of the Kingdom of The Netherlands.

Dividend Withholding Tax

General

We are generally required to withhold Dutch dividend withholding tax at a rate of 15% from dividends distributed by us. The concept dividends “distributed by us” as used in this section includes, but is not limited to, the following:

(a)	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital which is not recognized for Dutch dividend withholding tax purposes;

(b)	liquidation proceeds, proceeds of redemption of Common Stock or, as a rule consideration for the repurchase of Common Stock by us in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes, unless such repurchase qualifies as a temporary investment (in Dutch “tijdelijke belegging”);

(c)	the par value of the Common Stock issued to a holder of Common Stock or an increase of the par value of Common Stock, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

(d)	partial repayment of capital, which is recognized as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (in Dutch: “zuivere winst”) unless (a) the general meeting of shareholders has resolved in advance to make such repayment and (b) the par value of the shares concerned has been reduced by an equal amount by way of an amendment to our articles of association.

Holders of Common Stock Resident in The Netherlands

A Dutch resident individual or a Dutch resident corporate entity, can generally credit Dutch dividend withholding tax against his or her Dutch personal income tax or its Dutch corporate income tax liability, as applicable, and is generally entitled to a refund in the form of a negative assessment of Dutch personal income tax or Dutch corporate income tax, as applicable, insofar such dividend withholding tax, together with any other creditable domestic and/or foreign taxes, exceeds his or her aggregate Dutch personal income tax or its Dutch corporate income tax liability, respectively.

If and to the extent that such holder of Common Stock is eligible for the application of the participation exemption with respect to the Common Stock, dividends distributed by us are in principle exempt from Dutch dividend withholding tax.

An exemption from Dutch dividend withholding tax and/or the availability of a credit or refund of Dutch dividend withholding tax withheld shall only apply if the holder of Common Stock is the beneficial owner (in Dutch: “uiteindelijk gerechtigde”) of dividend distributed by us. A recipient is not considered the beneficial owner of the dividend if, as a consequence of a combination of transactions,

(i)	a person (other than the holder of a dividend coupon), directly or indirectly, partly or wholly benefits from the dividends;

(ii)	such person directly or indirectly retains or acquires a comparable interest in the Common Stock; and

(iii)	such person is entitled to a less favorable exemption, reduction, refund or credit of dividend withholding tax than the recipient of the dividend distribution.

The term “combination of transactions” includes transactions that have been entered into in anonymity of a regulated stock market, the sole acquisition of one or more dividend coupons and the establishment of short-term rights or the Common Stock (e.g. usufruct).

Holders of Common Stock Resident Outside The Netherlands

A non-resident holder of Common Stock, which is resident in the non-European part of the Kingdom of The Netherlands or in a country that has concluded a tax treaty with The Netherlands, may be eligible for a full or partial relief from Dutch dividend withholding tax, provided such relief is timely and duly claimed. Pursuant to domestic rules to avoid dividend stripping, Dutch dividend withholding tax relief will only be available to the non-resident holder of Common Stock if he or she is the beneficial owner of the dividends distributed by us. The Dutch tax authorities have taken the position that this beneficial ownership test can also be applied to deny relief from Dutch dividend withholding tax under tax treaties and the Tax Arrangement for the Kingdom (in Dutch: “Belastingregeling voor het Koninkrijk”).

In addition, a non-resident holder of Common Stock that is not an individual, is entitled to an exemption from Dutch dividend withholding tax, provided that each of the following tests are satisfied:

1.	the non-resident holder of Common Stock is, according to the tax law of a Member State of the European Union or a state designated by a ministerial decree, that is a party to the Agreement regarding the European Economic Area, resident there and it is not transparent for tax purposes according to the tax law of such state;

2.	anyone or more of the following threshold conditions are satisfied:

(a)	at the time the dividend is distributed by us, the non-resident holder of Common Stock holds shares representing at least five percent of our nominal paid-up capital; or

(b)	the non-resident holder of Common Stock has held shares representing at least five percent of our nominal paid-up capital for a continuous period of more than one year at any time during four years preceding the time the dividend is distributed by us; or

(c)	the non-resident holder of Common Stock is connected with us within the meaning of article 10a, paragraph 4 of the Dutch Corporate Income Tax Act 1969 (in Dutch: “Wet op de Vennootschapsbelasting 1969”); or

(d)	an entity connected with the non-resident holder of Common Stock within the meaning of article 10a, paragraph 4 of the Dutch Corporate Income Tax Act 1969 holds at the time of the dividends distributed by us, shares representing at least five percent of our nominal paid-up capital;

3.	the non-resident holder of Common Stock is not considered to be resident outside the Member States of the European Union or the states designated by ministerial decree, that are party to the Agreement regarding the European Economic Area, under the terms of a tax treaty concluded with a third state; and

4.	the non-resident holder of Common Stock does not perform a similar function as an investment institution (in Dutch: “beleggingsinstelling”) as meant by article 6a or article 28 of the Dutch Corporate Income Tax Act 1969.

The exemption from Dutch dividend withholding tax is not available to a non-resident holder of Common Stock if pursuant to a provision for the prevention of fraud or abuse included in a tax treaty between The Netherlands and the country of residence of the non-resident holder of Common Stock, the non-resident holder of Common Stock is not entitled to the reduction of Dutch tax on dividends provided for by such treaty. Furthermore, the exemption from Dutch dividend withholding tax will only be available if the non-resident holder of Common Stock is the beneficial owner (as described above) of dividends distributed by us.

A non-resident holder of Common Stock which is resident in a Member State of the European Union with which The Netherlands has concluded a tax treaty that provides for a reduction of Dutch tax on dividends based on the ownership of the number of voting rights, the test under 2.a. above is also satisfied if the non-resident holder of Common Stock owns at least five percent of the voting rights in us.

A non-resident holder of Common Stock which is subject to Dutch personal income tax or Dutch corporate income tax in respect of any benefits derived or deemed to be derived from Common Stock, including any capital gain realized on the disposal thereof, can generally credit Dutch dividend withholding tax against his or her Dutch personal income tax or its Dutch corporate income tax liability, as applicable, and is generally entitled to a refund pursuant to a negative tax assessment if and to the extent the Dutch dividend withholding tax, together with any other creditable domestic and/or foreign taxes, exceeds his or her aggregate Dutch personal income tax or its aggregate Dutch corporate income tax liability, respectively.

Taxes on Income and Capital Gains

Resident Holders of Common Stock

Individuals

A holder of Common Stock, who is an individual resident or deemed to be resident in The Netherlands, will be subject to regular Dutch personal income tax at progressive rates (up to a maximum rate of 52%) under the Dutch Income Tax Act 2001 on the income derived from the Common Stock and gains realized upon the redemption of the Common Stock if:

(a)	the individual is an entrepreneur (In Dutch: “ondernemer”) and has an enterprise to which the Common Stock are attributable or the individual is, other than as shareholder, co-entitled to the net worth of an enterprise (in Dutch: “medegerechtigde”), to which enterprise the Common Stock are attributable; or

(b)	such income or gain forms “a benefit from miscellaneous activities” (in Dutch: “resultaat uit overige werkzaamheden”), which, for instance, would be the case if the activities with respect to the Common Stock exceed “regular active portfolio management” (in Dutch: “normal actief vermogensbeheer”) or if the income and gains are derived from the holding, whether directly or indirectly, of (a combination of) shares, debt claims or other rights (together a lucrative interest, in Dutch “lucratief belang”) that the holder thereof has acquired under certain circumstances based on which such income and gains are intended to be a remuneration for work or services performed by such holder (or a related person) in The Netherlands, whether within or outside an employment relation, where such lucrative interest provided the holder thereof, economically speaking, with certain benefits that have a relation to the relevant work or services.

If neither condition (a) or (b) applies, and the individual that holds the Common Stock does not hold a substantial interest (as discussed above), he or she must determine his or her taxable income with regard to the Common Stock on the basis of a deemed return on income from savings and investments (in Dutch: “sparen en beleggen”), rather than on the basis of income actually received or gains actually realized. This deemed return on income from savings and investments has been fixed at a rate of 4% of the individual’s yield basis (in Dutch: “rendementsgrondslag”) at the beginning of the calendar year, insofar as the individual’s yield basis exceeds a certain threshold. The individual’s yield basis is determined as the fair market value of certain qualifying assets held by the individual less the fair market value of certain qualifying liabilities at the beginning of the calendar year. The 4% deemed return will be taxed at a personal income tax rate of 30%. With effect from 1 January 2017, the deemed return of 4% will be replaced by progressive rates from 2.9% to 5.5%, depending on the individual’s yield basis.

Corporate Entities

A holder of shares that is resident or deemed to be resident in The Netherlands for Dutch corporate income tax purposes, and that is:

(i)	a corporation;

(ii)	another entity with a capital divided into shares;

(iii)	a cooperative (association); or

(iv)	another legal entity that has an enterprise or an interest in an enterprise to which the Common Stock are attributable, but which is not:

a.	a qualifying pension fund;

b.	a qualifying investment fund (under article 6a or 28 of the Dutch Corporate Income Tax Act); or

c.	another entity exempt from corporate income tax,

will, in general, be subject to regular Dutch corporate income tax, levied at a rate of 25% (20% over profits up to €200,000) over income derived from the Common Stock and gains realized upon acquisition, redemption and disposal of Common Stock.

If and to the extent that such holder of Common Stock is eligible for the application of the participation exemption with respect to the Common Stock, income derived from the Common Stock and gains and losses (with the exception of liquidation losses under strict conditions) realized on the Common Stock may be exempt from Dutch corporate income tax.

Non-resident Holders of Common Stock

Individuals

A holder of Common Stock, who is an individual not resident or deemed to be resident in The Netherlands, will not be subject to any Dutch taxes on income or capital gains in respect of dividends distributed by us or in respect of any gain realized on the disposal of Common Stock (other than dividend withholding tax as described above), unless:

(a)	such holder has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the Common Stock are attributable;

(b)	such income or gain forms “a benefit from miscellaneous activities” (in Dutch: “resultaat uit overige werkzaamheden”) which, for instance, would be the case if the activities with respect to the Common Stock exceed “regular active portfolio management” in The Netherlands or if the income and gains are derived from the holding, whether directly or indirectly, of (a combination of) shares, debt claims or other rights (together a lucrative interest, in Dutch “lucratief belang”) that the holder thereof has acquired under certain circumstances based on which such income and gains are intended to be a remuneration for work or services performed by such holder (or a related person) in The Netherlands, whether within or outside an employment relation, where such lucrative interest provided the holder thereof, economically speaking, with certain benefits that have a relation to the relevant work or services; and/or

(c)	such holder is entitled to a share in the profits of an enterprise that is effectively managed in The Netherlands, other than by way of securities, and to which enterprise the Common Stock is attributable.

If one of the abovementioned conditions applies, the income or gains in respect of dividends distributed by us or in respect of any capital gain realized on the disposal of Common Stock will in general be subject to Dutch personal income tax at the progressive rates up to 52%.

Corporate Entities

A holder of shares that is a legal entity, another entity with a capital divided into shares, an association, a foundation or a trust, not resident or deemed to be resident in The Netherlands for Dutch corporate income tax purposes, will not be subject to any Dutch taxes on income or capital gains in respect of dividends distributed by us or in respect of any gain realized on the disposal of Common Stock (other than dividend withholding tax as described above), except if:

(1)	such holder has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the Common Stock are attributable;

(2)	such holder has a substantial interest or a deemed substantial interest in us within the meaning of Chapter 4 of the Dutch Income Tax Act 2001, that (i) is held with the avoidance of income tax or dividend withholding tax as (one of) the main purpose(s) and (ii) there is an artificial arrangement or set of arrangements in which:

(a)	an arrangement may consist of several steps or components;

(b)	an arrangement or set of arrangements is considered to be artificial to the extent that it is not established on the basis of valid business reasons which reflect economic reality;

(3)	such holder is an entity resident of Aruba, Curaçao or Saint Martin with a permanent establishment or permanent representative in Bonaire, Saint Eustatius or Saba to which such income or gain is attributable, and the permanent establishment or permanent representative would be deemed to be resident of the Netherlands for Dutch corporate income tax purposes (i) had the permanent establishment been a corporate entity (in Dutch: “lichaam”), or (ii) had the activities of the permanent representative been conducted by a corporate entity, respectively; or

(4)	such holder is entitled to a share in the profits of an enterprise or a co-entitlement to the net worth of an enterprise, other than by way of securities, that is effectively managed in The Netherlands and to which enterprise the Common Stock is attributable.

If one of the abovementioned conditions applies, income derived from the Common Stock and gains realized on the Common Stock will, in general, be subject to regular corporate income tax levied at a rate of 25% (20% over profits up to €200,000), except that a holder referred to under (2) above will generally be subject to an effective corporate income tax rate of 15% on dividend income only if it holds the substantial interest in us only with the purpose of avoiding dividend withholding tax and not with (one of) the main purposes to avoid income tax.

Gift or Inheritance Taxes

If you dispose of Common Stock by way of gift, in form or in substance, or if you die, no Dutch gift or Dutch inheritance tax, as applicable, will be due, unless:

(i)	you are, or you were, resident or deemed to be resident in The Netherlands for purposes of Dutch gift tax or Dutch inheritance tax, as applicable; or

(ii)	in the case of a gift of Common Stock by an individual who at the date of the gift was neither resident nor deemed to be resident in The Netherlands (i) such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in The Netherlands; or (ii) the gift of Common Stock is made under a condition precedent and the holder of these shares is resident, or is deemed to be resident, in The Netherlands at the time the condition is fulfilled.

For purposes of the above, a gift of Common Stock made under a condition precedent (In Dutch: “opschortende voorwaarde”) is deemed to be made at the time the condition precedent is satisfied.

For purposes of Dutch gift, or inheritance taxes, an individual holding the Dutch nationality will be deemed to be resident in The Netherlands, inter alia, if he or she has been resident in The Netherlands at any time during the ten years preceding the date of the gift or his or her death. Additionally, for purposes of Dutch gift tax, an individual will, irrespectively of his or her nationality, be deemed to be resident in The Netherlands if he or she has been resident in The Netherlands at any time during the twelve months preceding the date of the gift. Applicable tax treaties may override deemed residency in The Netherlands.

Value Added Tax

In general, no Dutch value added tax will arise in respect of payments in consideration for the issue of the Common Stock or in respect of a cash payment made under the Common Stock, or in respect of the transfer of the Common Stock.

Other Taxes and Duties

No Dutch registration tax, capital tax, custom duty, transfer tax, stamp duty or any other similar tax or duty, other than court fees, will be payable in The Netherlands in respect of or in connection with the subscription, issue, placement, allotment, delivery or transfer of Common Stock.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations applicable to the purchase, ownership and disposition of our Common Stock by U.S. Holders (as defined below). No rulings have been or will be sought from the Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax issues discussed in this section, and, as a result, there can be no assurance that the IRS will not successfully challenge the conclusions reached in this section. This discussion is not exhaustive of all possible U.S. federal income tax considerations applicable to ownership of our Common Stock.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury Regulations promulgated thereunder, IRS rulings and official pronouncements, judicial decisions and the U.S.-Netherlands Tax Treaty, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect, or different interpretations, which could affect the accuracy of the statements and conclusions set forth below. FINV undertakes no obligation to update or otherwise revise this discussion.

This discussion applies only to U.S. Holders (as defined below) that hold our Common Stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address any U.S. federal estate and gift or alternative minimum tax consequences, U.S. state or local, or non-U.S. tax consequences to any particular investor, or the tax consequences to persons subject to special treatment under U.S. federal income tax laws, such as:

•	banks and certain other financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	dealers or traders in securities or currencies;

•	brokers;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	tax-exempt or governmental organizations, retirement plans, individual retirement accounts and other tax-deferred accounts;

•	persons that acquired our Common Stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	persons deemed to sell our Common Stock under the constructive sale provisions of the Code;

•	persons that hold our Common Stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	persons who own, actually or under applicable attribution rules, 10% or more of our Common Stock;

•	persons who are former citizens or former long-term residents of the United States (U.S. expatriates); or

•	persons subject to the alternative minimum tax,

all of whom may be subject to tax rules (and consequences) that differ significantly from those described herein.

As used in this discussion, a “U.S. Holder” is any beneficial owner of our Common Stock that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States (as determined under U.S. federal income tax rules);

•	a corporation (including an entity classified as an association subject to tax as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in place to be treated as a United States person for U.S. federal income tax purposes.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Common Stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) considering the acquisition of our Common Stock should consult its own tax advisors regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of our Common Stock by the partnership.

FINV and certain of its subsidiaries currently are controlled foreign corporations (“CFCs”) for U.S. federal income tax purposes. U.S. Holders who own, actually or under applicable attribution rules, 10% or more of our Common Stock may be subject to adverse U.S. federal income tax consequences as a result of owning or disposing of shares in such stock. The rules governing CFCs are complex and not described herein. U.S. Holders should consult their own tax advisors regarding the consequences of holding and disposing of shares in a CFC.

Taxation of Distributions

Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount (i.e., before Dutch withholding tax) of distributions paid by us to a U.S. Holder with respect to our Common Stock generally will be treated as a dividend to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividend generally will be includible in a U.S. Holder’s gross income in accordance with the U.S. Holder’s method of accounting. U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to dividends they receive from us. Dividends received with respect to our Common Stock generally will be treated as foreign-source “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes. However, as described below in “—Foreign Tax Credit Limitations,” all or a portion of such dividends could be treated as U.S.-source income.

Dividends to a U.S. Holder in excess of our earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in our Common Stock and will reduce (but not below zero) such basis (thereby increasing the amount of gain or decreasing the amount of loss that a U.S. Holder would recognize on a subsequent disposition of our Common Stock). A distribution in excess of earnings and profits and the U.S. Holder’s tax basis in our Common Stock will be treated as gain from the sale or exchange of such Common Stock, the consequences of which are described below under “—Taxation of Sale, Exchange or Other Taxable Disposition of Common Stock.”

Dividends received from us by a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) generally will be treated as “qualified dividend income” currently taxable to such U.S. Individual Holder at preferential capital gain tax rates provided that (i) we are a “qualified foreign corporation”; (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which our management does not believe we are, have been (including with respect to the 2015 tax year) or will be, as discussed below under “—PFIC Status and Significant Tax Consequences”); (iii) the U.S. Individual Holder has owned its shares of our Common Stock for more than 60 days during the 121-day period beginning 60 days before the date on which the Common Stock become ex-dividend (and has not entered into certain risk limiting transactions with respect to such Common Stock); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our Common Stock, which is listed on the NYSE, is considered to be readily tradable on an established securities market in the United States as a result of such listing. There can be no assurance that our Common Stock will be considered readily tradable on an established securities market in later years.

There is no assurance that any dividends paid on our Common Stock will be eligible for taxation at preferential capital gains tax rates in the hands of a U.S. Individual Holder, and any dividends paid on Common Stock that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. U.S. Individual Holders should consult their tax advisors regarding the availability of the preferential rates applicable to qualified dividend income for any dividends we pay with respect to our Common Stock.

Taxation of Sale, Exchange or Other Taxable Disposition of Common Stock

Subject to the PFIC rules discussed below, upon the sale, exchange or other taxable disposition of a share of our Common Stock, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the share. The U.S. Holder’s adjusted tax basis in the share of Common Stock will generally equal the cost of such share, reduced by any dividends treated as a tax-free return of capital as discussed above under “—Taxation of Dividends.” Such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the share of Common Stock exceeds one year on the date of the sale or disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.

PFIC Status and Significant Tax Consequences

In general, a non-U.S. corporation is a PFIC for any taxable year in which either:

•	at least 75% of its gross income (including its proportionate share of the gross income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of such corporation’s stock) for such taxable year consists of certain types of passive income (e.g., dividends, interest, capital gains, royalties and, the excess of gains over losses from sales of commodities); or

•	at least 50% of the average value of its assets (including its proportionate share of the assets of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of such corporation’s stock) is attributable to assets that produce, or are held for the production of, passive income.

If we were to be treated as a PFIC for any taxable year, a U.S. Holder generally would be subject to adverse rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any dividends received by the U.S. Holder on its shares of our Common Stock in a taxable year in excess of 125% of the average annual dividends received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for its shares of our Common Stock), and (2) any gain realized on the sale, exchange or other disposition of its shares of our Common Stock. In addition, the U.S. Holder would be required to file an annual report with the IRS.

Under the special rules applicable to PFICs:

•	any excess distribution (as described above) or gain would be allocated ratably over the U.S. Holder’s aggregate holding period for Common Stock;

•	the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the U.S. Holder would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Certain elections may be available to mitigate the tax consequences of PFIC status.

Based on estimates of our gross income, the nature and value of our assets, the manner in which we conduct our business, and the expectation for the manner in which such business will be conducted in the future, we do not believe we are a PFIC, and we do not expect to become a PFIC in the future. However, no assurance can be given that our manner of operation, or the composition of our income or assets, will not change in the future. Consequently, no assurance can be given that we will not be a PFIC in the future.

If we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules if the U.S. Holder were to make an election to treat us as a “Qualified Electing Fund” or were to make a “mark-to-market” election with respect to our Common Stock.

The PFIC rules are very complex and are not described completely herein. U.S. Holders are urged to consult their own tax advisors regarding the PFIC rules.

Foreign Tax Credit Limitations

U.S. Holders may be subject to Dutch withholding tax on distributions paid with respect to our Common Stock. Subject to certain conditions and limitations, including any applicable foreign tax credit limitations, such withholding taxes may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. If we are a U.S. owned foreign corporation for purposes of Section 904(h) of the Code, then in computing a U.S. Holder’s foreign tax credit limitation, at least a portion of the dividends paid with respect to our Common Stock may be U.S.-source income if more than a de minimis amount of our earnings and profits out of which the dividends are paid is from sources within the United States. A U.S. Holder may be unable to determine what portion of a dividend from us is treated as foreign-source income for foreign tax credit purposes. To the extent that a U.S. Holder is unable to establish that all or any portion of a dividend from us is foreign-source income, the value of any potential foreign tax credit attributable to foreign withholding taxes on our dividends could be limited. In addition, foreign taxes may not be eligible for credit to the extent they could have been reduced pursuant to the U.S.-Netherlands Tax Treaty.

To the extent that distributions paid with respect to our Common Stock are in excess of our current and accumulated earnings and profits and in excess of a U.S. Holder’s tax basis in its shares of our Common Stock, such distributions are treated as gain from the sale or disposition of our Common Stock. Consequently, such distributions would generally not give rise to foreign source income. Any Dutch withholding tax imposed on such distributions would generally not qualify for the foreign tax credit unless such credit could be applied (subject to applicable limitations) against U.S. federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

The rules governing foreign tax credits are complex and are not described completely herein. U.S. Holders are urged to consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

3.8% Medicare Tax on Unearned Income

Certain U.S. Holders that are individuals, trusts or estates will be subject to an additional 3.8% Medicare tax on unearned income, which generally will include dividends received and gain recognized with respect to our Common Stock. For U.S. Individual Holders, the additional Medicare tax applies to the lesser of (i) “net investment income,” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals a holder’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents and capital gains. U.S. Holders are urged to consult their own tax advisors regarding the implications of this additional Medicare tax to their particular circumstances.

Information Reporting and Backup Withholding

Distributions paid with respect to our Common Stock and proceeds from a sale, exchange or redemption of our Common Stock made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or that is a corporation or entity that is otherwise exempt from backup withholding. U.S. Holders who are exempt from backup withholding should still complete IRS Form W-9 to avoid possible erroneous backup withholding. U.S. Holders of our Common Stock should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against such holder’s U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

A U.S. Holder that purchases Common Stock from us may be required to file IRS Form 926 with the IRS with respect to such purchase if the amount of cash paid by the holder to us to purchase such Common Stock, when aggregated with all transfers of cash made by such holder to us within the preceding twelve-month period, exceeds $100,000 and certain other conditions are met. For purposes of determining the total dollar value of our Common Stock purchased by a U.S. Holder, purchases and cash transfers by certain related parties (including family members) are included. Substantial penalties may be imposed upon a U.S. Holder who fails to comply with this reporting obligation. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

In addition, individual citizens or residents of the United States who hold certain “specified foreign financial assets” that exceed certain thresholds (the lowest being holding specified foreign financial assets with an aggregate value in excess of: (1) $50,000 on the last day of the tax year, or (2) $75,000 at any time during the tax year) are required to report information relating to such assets unless those assets are held in an account at a financial institution. Under certain circumstances, an entity may be treated as an individual for purposes of these rules. The definition of “specified foreign financial assets” includes stocks and securities issued by non-U.S. persons and interests in foreign entities. Accordingly, U.S. Individual Holders may be subject to these reporting requirements and may be required to file IRS Form 8938 (Statement of Specified Foreign Financial Assets) unless their shares of our Common Stock are held in an account at a financial institution. Significant penalties may apply for failure to satisfy the reporting obligations described above. U.S. Holders should consult with their own tax advisors regarding their reporting obligations, if any, as a result of their purchase, ownership or disposition of our Common Stock.

THE DISCUSSION ABOVE DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING

THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Tax Consequences of Ownership of Debt Securities

A description of the material federal income tax consequences of the acquisition, ownership and disposition of any debt securities will be set forth on the prospectus supplement relating to the offering of debt securities.

PLAN OF DISTRIBUTION

We or any selling shareholder may sell the securities in and outside the United States (1) through underwriters or dealers, (2) directly to purchasers, (3) through agents or (4) using a combination of any of these methods. In addition, the manner in which we or the selling shareholders may sell some or all of the securities covered by this prospectus may include, without limitation, through:

•	a block trade in which a broker-dealer will attempt to sell as agent, but may position or resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers; or

•	privately negotiated transactions.

These transactions may occur on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or otherwise.

Certain shares subject to escrow withholding as of the date of this prospectus may be sold on behalf of the selling shareholders by the escrow agent appointed pursuant to the Merger Agreement.

We or the selling shareholders may also enter into hedging or derivative transactions. For example, the selling shareholders may:

•	enter into transactions with a broker-dealer or affiliate thereof in connection with which such broker-dealer or affiliate will engage in short sales of the shares pursuant to this prospectus, in which case such broker-dealer or affiliate may use shares received from the selling shareholders to close out its short positions;

•	sell securities short and redeliver such shares to close out the selling shareholders’ short positions;

•	enter into option or other types of transactions that require the selling shareholders to deliver shares to a broker-dealer or an affiliate thereof, who will then resell or transfer the shares under this prospectus; or

•	loan or pledge the shares to a broker-dealer or an affiliate thereof, who may sell the loaned shares or, in an event of default in the case of a pledge, sell the pledged shares pursuant to this prospectus.

In addition, the selling shareholders may enter into derivative or hedging transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with such a transaction, the third parties may sell securities covered by and pursuant to this prospectus. If so, the third party may use securities borrowed from the selling shareholders to settle such sales and may use securities received from the selling shareholders to close out any related short positions. The selling shareholders may also loan or pledge securities covered by this prospectus to third parties, who or which may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus.

If required by applicable law, a prospectus supplement will set forth some or all of the following information:

•	the terms of the offering, including whether the securities are being sold by us or a selling shareholder;

•	the names of any underwriters or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities from us;

•	the net proceeds we will receive from the sale of the securities, if any;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers; or

•	any commissions paid to agents.

Direct Sales and Sales through Agents

We or any selling shareholder may sell the securities directly. In that event, no underwriters or agents would be involved. We or any selling shareholder may also sell the securities through agents we designate from time to time. In addition, we or any selling shareholder may offer securities through at-the-market transactions. In a prospectus supplement, if required, we will name any agent involved in the offer or sale of the securities, and we will describe any commissions payable by us to the agent.

We or any selling shareholder may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Sale through Underwriters or Dealers

If underwriters are used in the sale of the securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in a prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the securities if they purchase any of them. The underwriters may sell securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. The underwriters may change from time to time the public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, these activities may be discontinued at any time.

If dealers are used in the sale of securities, we, a selling shareholder or an underwriter may sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The dealers participating in any sale of the securities may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of these securities. We will include in a prospectus supplement the names of the dealers and the terms of the transaction.

Delayed Delivery Contracts

If we so indicate in a prospectus supplement, we or any selling shareholder may authorize agents, underwriters or dealers to solicit offers from selected types of institutions to purchase securities from us or any selling shareholder at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. Any prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

We or any selling shareholder may have agreements with firms, agents, dealers and underwriters to indemnify them against civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the firms, agents, dealers or underwriters may be required to make. Such firms, agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

LEGAL MATTERS

Unless otherwise indicated in an applicable prospectus supplement, the validity of the Common Stock being offered by this prospectus and other legal matters concerning this offering relating to Dutch law will be passed upon for us by Van Campen Liem, Amsterdam, The Netherlands. Additional legal matters may be passed on for us, or any underwriters, dealers or agents, by counsel we will name in the applicable prospectus supplement.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2015, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The expenses of this offering (all of which are to be paid by the registrant) are estimated to be as follows:

Securities and Exchange Commission registration fee	$26,952.14
Legal fees and expenses	*
Accounting fees and expenses	*
Printing expenses	*
Miscellaneous	*

Total	$26,952.14

*	Estimated expenses are not presently known. The foregoing sets forth the general categories of expenses (other than underwriting discounts and commissions) that we anticipate we will incur in connection with the offering of securities under this registration statement. An estimate of the aggregate expenses in connection with the issuance and distribution of the securities being offered will be included in the applicable prospectus supplement.

ITEM 15.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our amended and restated articles of association provide that we will, to the full extent permitted by the law of The Netherlands, as amended from time to time, indemnify, and advance expenses to, each of its now acting and former management board and supervisory board members, officers, employees and agents, whenever any such person is made a party, or threatened to be made a party, in any action, suit or proceeding by reason of his service with us. The articles of association also provide that we may purchase and maintain directors’ and officers’ liability insurance.

We have also entered into individual indemnification agreements with each of our directors and certain executive officers. The agreements provide, to the fullest extent permitted by our amended and restated articles of association and the law of The Netherlands, that we will indemnify the directors and executive officers against any and all liabilities, claims, judgments, fines, penalties, interest and expenses, including attorneys’ fees, incurred in connection with any expected, threatened, pending or completed action, investigation or other proceeding, whether civil, criminal or administrative, involving a director or an executive officer by reason of his position as director or officer.

ITEM 16.	EXHIBITS

The Exhibits to this registration statement are listed in the Index to Exhibits on page Exhibit-1 and are incorporated by reference herein.

ITEM 17.	UNDERTAKINGS

(a)	The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately before such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(7) That, (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on November 8, 2016.

FRANK’S INTERNATIONAL N.V.

By:	/s/ Gary P. Luquette
Gary P. Luquette
President, Chief Executive Officer and
Supervisory Director

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Jeffrey J. Bird and Alejandro Cestero, and each of them with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for the undersigned and in his name, place and stead, in any and all capacities, to sign any and all amendments or supplements (including any and all prospectus supplements, stickers and pre- and post-effective amendments) to this registration statement and to file the same, with all exhibits thereto, and any other documentation in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Gary P. Luquette Gary P. Luquette	President, Chief Executive Officer and Supervisory Director (Principal Executive Officer)	November 8, 2016

/s/ Jeffrey J. Bird Jeffrey J. Bird	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	November 8, 2016

/s/ Ozong E. Etta Ozong E. Etta	Vice President and Chief Accounting Officer (Principal Accounting Officer)	November 8, 2016

/s/ Michael C. Kearney Michael C. Kearney	Chairman of the Supervisory Board	November 8, 2016

/s/ William B. Berry William B. Berry	Supervisory Director	November 8, 2016

/s/ Sheldon R. Erikson Sheldon R. Erikson	Supervisory Director	November 8, 2016

Signature Page to the Form S-3 Registration Statement

/s/ Michael E. McMahon Michael E. McMahon	Supervisory Director	November 8, 2016

/s/ D. Keith Mosing D. Keith Mosing	Supervisory Director	November 8, 2016

/s/ Kirkland D. Mosing Kirkland D. Mosing	Supervisory Director	November 8, 2016

/s/ S. Brent Mosing S. Brent Mosing	Supervisory Director	November 8, 2016

/s/ Alexander Vriesendorp Alexander Vriesendorp	Supervisory Director	November 8, 2016

Signature Page to the Form S-3 Registration Statement

Index to Exhibits

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1	Deed of Amendment to Articles of Association of Frank’s International N.V., dated May 14, 2014 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K (File No. 001-36053), filed on May 16, 2014).

5.1**	Opinion of Van Campen Liem (Liem & Partners N.V.).

10.1**	Registration Rights Agreement, dated as of November 1, 2016, among the Company, the Bain Capital Investors and certain other investors named therein.

23.1**	Consent of Van Campen Liem (Liem & Partners N.V.) (included as part of Exhibit 5.1).

23.2**	Consent of PricewaterhouseCoopers LLP.

*	To be filed by amendment or as an exhibit to a document to be incorporated by reference herein in connection with the issuance of the securities.
**	Filed herewith.

Exhibit-1